December 21, 2009
VIA EDGAR AND FACSIMILE (703) 813-6985
Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jong Ho Hwang

Re:	Biofield Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009 File No. 000-27848
Dear Mr. Hwang:
On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 14, 2009, addressed to Mr. Hong, the Company’s Chief Executive Officer, with respect to the Company’s filings on Form 10-K for the fiscal year ended December 31, 2008 Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.
The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.
Annual Report on Form 10-K as of December 31, 2008
Cover Page
1. Please tell us why the cover page of your Form 10-K has not been completed.
Response:
The Company erroneously omitted completion of certain portions of its Form 10-K for the year ended December 31, 2008. Accordingly, the Company has filed an amended form 10-K with a completed cover page to address this comment.
Item 9A. Changes in Internal Control over Financial Reporting, page 24

2.
We note your discussion on page 24 that during the preparation of your financial statements as of and for the year ended December 31, 2008, the Company concluded that the then current system of disclosure controls and procedures needed improvement, partly due to the transition to new management, facilities, and auditors. In addition, we reference the discussion on page 15 of your Form 10-Q for the quarterly period ended June 30, 2009 of the limitations in financial and management resources and that you took steps to address your understaffed Finance and Accounting team to correct the material weakness. Please tell us the reason that the material weakness is not discussed in Item 9A. In addition, tell us when the material weakness was indentified and remediated. Please also tell us the impact that the material weakness had on your conclusions for disclosure controls and procedures and internal controls over financial reporting in your Form 10-K for the fiscal year ended December 31, 2008 and for disclosure controls and procedures in you Form 10-Qs for fiscal 2009. Refer to the requirements of Rule 1.02 of Regulation S-X and PCAOB Auditing Standard No. 5.

Response:
On March 10, 2008, the Company appointed Charles Rufai, a Consultant, to prepare the financial statements and work with the external auditors for the quarter ended March 31, 2008.
Mr. Charles Rufai, 48, has over 22 years experience in accounting and finance. He has held positions as Financial Reporting Manager, Corporate Treasurer and Corporate Controller. His experience has spanned the fields of Insurance, Banking, Real Estate, Asset Management and Certified Public Accounting; and has been with both publicly and privately held companies. He also has extensive internal and external audit experience. Charles has a BS degree in Accounting and he is a Certified Public Accountant in New York.
Based on this appointment, system of disclosure controls and procedures were improved. Due to the turnover in management, additional changes in internal controls were initiated in the fourth quarter of 2008 by management. Mr. Rufai has been engaged by the Company ever since, in this capacity.
Therefore, the Form 10-Q for the first quarter of 2009 and second quarter of 2009 should not have contained any language referencing this material weakness. This language was incorrectly used and the following should have been disclosed.
The Company does not believe a deficiency currently exists in the internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis by the Company’s internal controls.
Financial Statements
Consolidated Statement of Stockholders’ Deficit, page F-5
Note 12 — Stockholders’ Equity, page F-21
3.
We note the discussion on page 21 that you issued 19.2 million shares of common stock valued at $8.7 million in fiscal 2008 to directors and officers for consulting services. Please tell us and disclose the following in future filings:

•	The date that these shares were issued and to whom they were issued;

•	The reason for each issuance and the specific service performed;

•	How the shares were valued and the basis for this valuation; and

•	The accounting treatment for these stock issuances
Response:
2008 Directors and Officers Equity Payment and Award Table

					Nonqualified
	Fees earned			Non-equity	deferred
	or paid	Stock	Stock	incentive plan	compensation	All other
Name	in cash ($)	awards	awards ($)	compensation ($)	earnings ($)	compensation ($)	Total ($)
James McKay Chairman & Director (1)		9,994,550 (common)
		12,300,000	$499,727.50				$499,727.50
	—	(preferred)	$1,230,000.00	—	—	—	$1,230,000.00
David Brice Hong — Chief Executive Officer (2)	—	1,750,000 (common)	$770,000	—	—	—	$770,000
Shiva Sharareh PhD, Chief Technology Officer (3)	—	2,000,000 (common)	$880,000	—	—	—	$880,000
Shepard Bentley — Former Chief Executive Officer (4)	—	2,500,000 (common)	$1,100,000	—	—	—	$1,100,000
Michael Antonoplos — Former Chief Executive Officer (5)	—	1,000,000 (common)	$440,000	—	—	—	$440,000
Brantridge Holdings Limited (6)	—	2,500,000 (common)	$1,100,000	—	—	—	$1,100,000

1.
In connection with MKG acquisition of a controlling interest in the Company, MKG acquired approximately $2 million of the Company’s indebtedness. On January 17, 2008, the Company issued 9,994,550 shares of common stock and 12,300,000 shares of Series A Preferred Stock to complete the debt conversion contemplated by the agreements detailed in and attached to the Company’s April 6, 2006 Form 8-K. Each share of Series A Preferred Stock entitles the holder thereto to two (2) votes. The debt conversion occurred as follows:

Amount of	Shares of Capital Stock Issued upon	Conversion Price
Converted Debt	the Conversion	per Share
$499,727.50	9,994,550 shares of common stock, par value $0.001/share	$0.05/share
$1,230,000.00	12,300,000 shares of Series A Preferred Stock, par value $0.001/share	$0.10/share
2.
In the third quarter of 2008, under the terms of the Employment Agreement, Hong will serve as our president for a period of three years. During his term of employment, Hong will earn a base salary of $8,333.33 per month for the 1st six months and $10,000 per month thereafter. In addition to base salary, Hong may be paid an annual bonus as our Compensation Committee determines in its sole discretion. Hong will be entitled to participate in and be covered under all welfare benefit plans or programs maintained for executive officers. Hong is also entitled to receive 250,000 shares of the registrant’s common stock, for services rendered. The shares were issued on 7/31/2008. The shares were valued at the closing price of the Company’s common stock, as of the grant date ($0.44). Theses transactions were recognized in the Company’s balance sheet, statements of operations and statements of cash flows for the related period.

3.
In the third quarter of 2008, under the terms of her Employment Agreement, Dr. Sharareh will serve as our Chief Technology Officer for a period of three years. During her term of employment, she will earn a base salary of $220,000 per year and a one time payment of Fifty Thousand U.S. Dollars ($50,000) payable at ninety days and another one time payment of Fifty Thousand U.S. Dollars ($50,000) payable at one hundred and eighty days, as two equal parts of a deferred signing bonus. In addition to base salary, she may be paid an annual bonus as our Compensation Committee determines in its sole discretion. She will be entitled to participate in and be covered under all welfare benefit plans or programs maintained for executive officers. Dr. Sharareh is also entitled to receive 2,000,000 shares of the registrant’s common stock. The shares were issued on 7/31/2008. The shares were valued at the closing price of the Company’s common stock, as of the grant date ($0.44). In third quarter of 2009, the shares were cancelled, under a mutual agreement with Dr. Sharareh and the Company. Theses transactions were recognized in the Company’s balance sheet, statements of operations and statements of cash flows for the related period

4.
In the third quarter of 2008, under the terms of his Employment Agreement, Bentley will serve as our Chief Executive Officer for a period of three years. During his term of employment, he will earn a base salary of $300,000 per year. In addition to base salary, he may be paid an annual bonus as our Compensation Committee determines in its sole discretion. He will be entitled to participate in and be covered under all welfare benefit plans or programs maintained for executive officers. Bentley is also entitled to receive 2,500,000 shares of the registrant’s common stock. The shares were issued on 7/31/2008. The shares were valued at the closing price of the Company’s common stock, as of the grant date ($0.44). In third quarter of 2009, the shares were cancelled, under a mutual agreement with Dr. Sharareh and the Company. Theses transactions were recognized in the Company’s balance sheet, statements of operations and statements of cash flows for the related period.

5.
In the third quarter of 2008, Michael Antonoplos resigned as a director and as the Company’s chief executive officer, chief accounting officer and secretary, although Michael Antonoplos continues to serve the Company as a consultant. Mr. Antonoplos was issued 1,000,000 shares of common stock in conjunction with his employment agreement, for services rendered. The shares were issued on 7/31/2008. The shares were valued at the closing price of the Company’s common stock, as of the grant date ($0.44). Theses transactions were recognized in the Company’s balance sheet, statements of operations and statements of cash flows for the related period.

6.
In the third quarter of 2008, the Company issued 2,500,000 shares of its common shares to Brantridge Holdings Limited, a consulting firm for services rendered in connection with an introduction to Markets and Territories. The shares were issued on 7/31/2008. The shares were valued at the closing price of the Company’s common stock, as of the grant date ($0.44). Theses expenses were recognized in the Company’s balance sheet, statements of operations and statements of cash flows for the related period.

Exhibits 31.1 and 32.1
4.
We note that your certifications refer to the registrant as a small business issuer. Please note that Regulation S-B no longer exists and the required certifications must be in the exact form prescribed as set forth in Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect. Accordingly, please revise in future filings to refer to the Company as the registrant as required by Exchange Act Rule 13a-14(a).

Response:
The Company notes the Commission’s comment, and will be sure to revise in future filings to refer to the Company as the registrant as required by Exchange Act Rule 13a-14(a).
Quarterly Report on Form 10-Q as of March 31, 2009
Quarterly Report on Form 10-Q as of June 30, 2009
Exhibits 31.1 and 32.1

5.
We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file amendments to the Form 10-Q for the first and second quarter of fiscal 2009 to include certifications that include the required paragraphs. You may file abbreviated amendments to these documents that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response:
The Company has filed amendments to the Form 10-Q for the first and second quarter of fiscal 2009 by filing abbreviated amendments to these documents that include a cover page, explanatory note, signature page and the certification.
* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,
/s/ Richard A. Friedman
Richard A. Friedman

cc: Mr. David Bruce Hong,
Chief Executive Officer